SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Compagnie Générale de Géophysique-Veritas

(Exact name of registrant as specified in its charter)

CGG Veritas

(Translation of registrant’s name into English)

Republic of France

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

(33) 1 64 47 45 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements”. We have based these forward-looking statements on our current views and assumptions about future events.

These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	the impact of the current economic and credit environment, including on our customers and suppliers;

•	the social, political and economic risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	any write-downs of goodwill on our balance sheet;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	the impact of fluctuations in fuel costs on our marine acquisition business;

•	the timely development and acceptance of our new products and services;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to unilaterally terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in adapting our fleet to changes in the seismic market;

•	the seasonal nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

•

our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations;

•	exposure to interest rate risk; and

•	our success at managing the foregoing risks.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Certain of these risks are described in our annual report on Form 20-F for the year ended December 31, 2012 that we filed with the SEC on April 25, 2013. Our annual report on Form 20-F is available on our website at www.cgg.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual report on Form 20-F, which includes our complete audited financial statements, at no charge, by calling our investor relations department at + 33 1 6447 3831, sending an electronic message to invrelparis@cgg.com or invrelhouston@cgg.com or writing to CGG – Investor Relations Department, Tour Maine Montparnasse – 33, avenue du Maine – 75015 Paris, France.

Item 1:	FINANCIAL STATEMENTS

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended March 31,
	2013	2012 (restated)
Amounts in millions of U.S.$, except per share data or unless indicated
Operating revenues	870.7	786.6
Other income from ordinary activities	0.6	1.2
Total income from ordinary activities	871.3	787.8
Cost of operations	(675.2)	(649.2)
Gross profit	196.1	138.6
Research and development expenses, net	(26.1)	(21.8)
Marketing and selling expenses	(28.4)	(22.0)
General and administrative expenses	(51.0)	(47.1)
Other revenues (expenses), net	61.2	6.1
Operating income	151.8	53.8
Expenses related to financial debt	(46.9)	(39.5)
Income provided by cash and cash equivalents	0.6	0.9
Cost of financial debt, net	(46.3)	(38.6)
Other financial income (loss)	(5.0)	(3.3)
Income (loss) of consolidated companies before income taxes	100.5	11.9
Deferred taxes on currency translation	(6.7)	2.8
Other income taxes	(25.3)	(21.8)
Total income taxes	(32.0)	(19.0)
Net income (loss) from consolidated companies	68.5	(7.1)
Share of income (loss) in companies accounted for under equity method	10.6	3.6
Net income (loss)	79.1	(3.5)
Attributable to :
Owners of CGGVeritas SA	$76.7	(8.7)
Owners of CGGVeritas SA (1)	€57.7	(6.6)
Non-controlling interests	$2.4	5.2

Weighted average number of shares outstanding	176,423,717	158,667,680
Dilutive potential shares from stock-options	734,668	—	(2)
Dilutive potential shares from performance share plan	267,509	—	(2)
Dilutive potential shares from convertible bonds	24,150,635	—	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	201,576,529	158,667,680
Net income (loss) per share
Basic	$0.43	(0.05	) (3)
Basic (1)	€0.33	(0.04	) (3)
Diluted	$0.42	(0.05	) (2)(3)
Diluted (1)	€0.32	(0.04	) (2)(3)

(1)	Converted at the average exchange rate of U.S.$1.329 and U.S.$1.318 per € for the periods ended March 31, 2013 and 2012, respectively.
(2)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.
(3)	As a result of the capital increase of CGGVeritas SA in 2012 via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2012 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	March 31,
Amounts in millions of U.S.$	2013	2012 (restated)
Net income (loss) from statements of operations	79.1	(3.5)

Other comprehensive income to be reclassified in profit (loss) in subsequent period:
Gain (loss) on cash flow hedges	(1.1)	5.5
Income taxes	0.4	(2.0)
Net gain (loss) on cash flow hedges	(0.7)	3.5
Gain (loss) on net investment hedge	73.5	—
Income taxes	(18.4)	—
Net gain (loss) on net investment hedge	55.1	—

Exchange differences on translation of foreign operations	(44.5)	34.7
Net other comprehensive income to be reclassified in profit (loss) in subsequent period (1)	9.9	38.2

Other comprehensive income not to be classified in profit (loss) in subsequent period:
Gain (loss) on actuarial changes on pension plan	0.2	—
Income taxes	(0.1)	—
Net gain (loss) on actuarial changes on pension plan	0.1	—

Net other comprehensive income not to be reclassified in profit (loss) in subsequent period (2)	0.1	—

Other comprehensive income (loss) for the period, net of taxes, in companies accounted for under the equity method (3)	—	1.5
Total other comprehensive income (loss) for the period, net of taxes (1) + (2) + (3)	10.0	39.7

Total comprehensive income (loss) for the period	89.1	36.2

Attributable to :
Owners of CGGVeritas SA	86.5	31.0
Non-controlling interests	2.6	5.2

C G G

CONSOLIDATED BALANCE SHEET

	March 31, 2013 (unaudited)	December 31, 2012 (restated)
Amounts in millions of U.S.$, unless indicated

ASSETS
Cash and cash equivalents	516.8	1,520.2
Trade accounts and notes receivable, net	1,013.8	888.7
Inventories and work-in-progress, net	444.8	419.2
Income tax assets	130.9	111.7
Other current assets, net	183.0	139.6
Assets held for sale, net	13.6	393.9
Total current assets	2,302.9	3,473.3
Deferred tax assets	158.5	171.4
Investments and other financial assets, net	55.0	53.7
Investments in companies under equity method	331.3	124.5
Property, plant and equipment, net	1,711.8	1,159.5
Intangible assets, net	1,183.9	934.9
Goodwill, net	3,112.0	2,415.5
Total non-current assets	6,552.5	4,859.5
TOTAL ASSETS	8,855.4	8,332.8
LIABILITIES AND EQUITY
Bank overdrafts	4.2	4.2
Current portion of financial debt	252.9	47.8
Trade accounts and notes payable	521.6	505.5
Accrued payroll costs	202.9	209.9
Income taxes liability payable	85.4	97.0
Advance billings to customers	30.3	36.0
Provisions – current portion	43.2	21.0
Other current liabilities	354.1	300.2
Total current liabilities	1,494.6	1,221.6
Deferred tax liabilities	138.6	106.0
Provisions – non-current portion	139.8	123.5
Financial debt	2,351.9	2,253.2
Other non-current liabilities	46.8	46.6
Total non-current liabilities	2,677.1	2,529.3
Common stock 264,497,454 shares authorized and 176,453,758 shares with a €0.40 nominal value issued and outstanding at March 31, 2013 and 176,392,225 at December 31, 2012	92.5	92.4
Additional paid-in capital	3,179.7	3,179.1
Retained earnings	1,270.6	1,190.6
Other reserves	(20.2)	(27.8)
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to the owners of CGG	76.7	75.2
Cumulative income and expense recognized directly in equity	(8.0)	(7.6)
Cumulative translation adjustment	11.4	1.9
Equity attributable to owners of CGGVeritas SA	4,582.1	4,483.2
Non-controlling interests	101.6	98.7
Total equity	4,683.7	4,581.9
TOTAL LIABILITIES AND EQUITY	8,855.4	8,332.8

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended March 31,
	2013	2012 (restated)
Amounts in millions of U.S.$
OPERATING
Net income (loss)	79.1	(3.5)
Depreciation and amortization	111.8	84.0
Multi-client surveys depreciation and amortization	71.6	81.2
Depreciation and amortization capitalized to multi-client surveys	(27.0)	(13.2)
Variance on provisions	19.1	1.2
Stock based compensation expenses	5.0	6.2
Net gain (loss) on disposal of fixed assets	(99.7)	(5.5)
Equity income (loss) of investees	(10.6)	(3.6)
Dividends received from affiliates	—	—
Other non-cash items	5.5	1.8
Net cash including net cost of financial debt and income tax	154.8	148.6
Less net cost of financial debt	46.3	38.6
Less income tax expense	32.0	19.0
Net cash excluding net cost of financial debt and income tax	233.1	206.2
Income tax paid	(33.2)	(47.0)
Net cash before changes in working capital	199.9	159.2
- change in trade accounts and notes receivable	16.9	43.2
- change in inventories and work-in-progress	(15.2)	1.9
- change in other current assets	(1.1)	(58.0)
- change in trade accounts and notes payable	(89.5)	60.4
- change in other current liabilities	(51.1)	(28.4)
Impact of changes in exchange rate on financial items	2.9	14.2
Net cash provided by operating activities	62.8	192.5
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(76.1)	(117.3)
Investment in multi-client surveys, net cash	(127.2)	(75.5)
Proceeds from disposals of tangible and intangible assets	—	1.0
Total net proceeds from financial assets	33.7	—
Acquisition of investments, net of cash and cash equivalents acquired	(938.0)	(49.7)
Impact of changes in consolidation scope	—	—
Variation in loans granted	(0.5)	0.7
Variation in subsidies for capital expenditures	—	(1.2)
Variation in other non-current financial assets	0.2	(1.6)
Net cash used in investing activities	(1,107.9)	(243.6)
FINANCING
Repayment of long-term debts	(77.9)	(3.4)
Total issuance of long-term debts	111.8	—
Lease repayments	(5.4)	(10.6)
Change in short-term loans	(0.7)	—
Financial expenses paid	(7.5)	(6.9)
Net proceeds from capital increase
- from shareholders	0.7	0.2
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	—	—
Acquisition/disposal from treasury shares	—	—

Net cash provided by (used in) financing activities	21.0	(20.7)
Effects of exchange rates on cash	20.7	2.7
Net increase (decrease) in cash and cash equivalents	(1,003.4)	(69.1)
Cash and cash equivalents at beginning of year	1,520.2	531.4
Cash and cash equivalents at end of period	516.8	462.3

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in millions of U.S.$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense Recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGGVeritas	Non-controlling interests	Total equity
Balance at January 1, 2012 (restated)	151,861,932	79.8	2,669.3	1,120.4	(17.0)	(20.6)	(11.5)	(25.8)	3,794.6	87.1	3,881.7

Capital increase	10,066	—	0.2						0.2		0.2
Net income				(8.7)					(8.7)	5.2	(3.5)
Cost of share-based payment				6.2					6.2		6.2
Operations on treasury shares									—		—
Net gain (loss) on actuarial changes on pension plan (1)				—					—		—
Net gain (loss) on cash flow hedges (2)							5.0		5.0		5.0
Exchange differences on foreign currency translation (3)								34.7	34.7	—	34.7

Other comprehensive income (1)+(2)+(3)				—			5.0	34.7	39.7	—	39.7
Issuance of convertible bonds, net of deferred taxes									—		—
Exchange differences on foreign currency translation generated by the mother company					(4.6)				(4.6)		(4.6)
Changes in consolidation scope and other				—				—	—		—

Balance at March 31, 2012 (restated)	151,871,998	79.8	2,669.5	1,117.9	(21.6)	(20.6)	(6.5)	8.9	3,827.4	92.3	3,919.7

Amounts in millions of U.S.$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense Recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGGVeritas	Non-controlling interests	Total equity
Balance at January 1, 2013 (restated)	176,392,225	92.4	3,179.1	1,265.8	(27.8)	(20.6)	(7.6)	1.9	4,483.2	98.7	4,581.9

Capital increase	61,533	0.1	0.6						0.7		0.7
Net income				76.7					76.7	2.4	79.1
Cost of share-based payment				5.0					5.0		5.0
Operations on treasury shares									—		—
Net gain (loss) on actuarial changes on pension plan (1)				0.1					0.1		0.1
Net gain (loss) on cash flow hedges (2)							(0.7)		(0.7)		(0.7)
Net gain (loss) on investment hedge (3)								55.1	55.1		55.1
Exchange differences on foreign currency translation (4)				0.6			0.3	(45.6)	(44.7)	0.2	(44.5)

Other comprehensive income (1)+(2)+(3)+(4)				0.7			(0.4)	9.5	9.8	0.2	10.0
Issuance of convertible bonds, net of deferred taxes				(0.1)					(0.1)		(0.1)
Exchange differences on foreign currency translation generated by the mother company					7.6				7.6		7.6
Changes in consolidation scope and other				(0.8)				—	(0.8)	0.3	(0.5)

Balance at March 31, 2013	176,453,758	92.5	3,179.7	1,347.3	(20.2)	(20.6)	(8.0)	11.4	4,582.1	101.6	4,683.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CGGVeritas S.A. (“the Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical and geological services industry, providing a wide range of data acquisition, processing and interpretation services as well as related imaging and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

These interim condensed consolidated financial statements have been authorized by the Audit Committee for issue on May 2, 2013.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates due to the change in economic conditions, changes in laws and regulations, changes in strategy and the inherent imprecision associated with the use of estimates.

The interim condensed consolidated financial statements are presented in U.S. dollar and have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.

Critical accounting policies

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of and for the year ended December 31, 2012 included in its report on Form 20-F for the year 2012 filed with the SEC on April 25, 2013.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2012, except for the adoption of the following new Standards and Interpretations:

•	Amendment to IAS19 – Employee benefits

•	Amendment to IAS27 – Separate Financial Statements

•	Amendment to IAS28 – Investments in associates and joint-ventures

•	Amendment to IAS32 and IFRS7 – Offsetting financial assets and financial liabilities

•	Amendment to IAS1 – Presentation of items of other comprehensive income

•	IFRS10 – Consolidated Financial Statements

•	IFRS11 – Joint arrangements

•	IFRS12 – Disclosures of Interests in other entities

•	IFRS13 – Fair value measurement

•	2009-2011 annual improvements to IFRS

The adoption of these Standards and Interpretations had no significant impact on the Group’s interim financial statements, except for the application of IAS 19 Revised.

At the date of issuance of these consolidated financial statements, the following Standards and Interpretations were issued but not yet adopted by the European Union and were thus not effective:

•	IFRS9 – Financial Instruments – classification and valuation of financial assets

We are currently reviewing these standards and interpretations to measure their potential impact on our consolidated financial statements.

Change in accounting policies

Starting January 1, 2013, we apply IAS19 revised—Employee benefits. As the application of this new standard is a change of accounting policy, all comparative financial information has been restated to present comparative amounts for each period presented as if the new accounting policy had always been applied. As a result:

-	As the Group already recognizes actuarial gains and losses in other comprehensive income (OCI), this specific amendment had no impact on the consolidated financial statements.

-	Unvested past service costs are no longer recognized as an expense on a straight-line basis over the average period until the benefits become vested, but are recognized immediately if the benefits have vested immediately following the introduction of, or changes to, a pension plan.

-	Discounting effect is now calculated on the amount of the net defined benefit liability. Interests in the profit and loss are now calculated using the discount rate used to measure the defined benefit obligation.

The adjustments resulting from the immediate recognition of past services costs are as follows:

As of January 1, 2012:

-	Increase in employee benefit liability: U.S.$17.1 million

-	Net decrease in opening retained earnings: U.S.$(10.7) million

-	Decrease in deferred tax liability: U.S.$(6.4) million

As of December 31, 2012:

-	Increase in employee benefit liability: U.S.$15.9 million

-	Net decrease in opening retained earnings: U.S.$(10.0) million

-	Decrease in deferred tax liability: U.S.$(5.9) million

The impact on our consolidated statement of operations for the three months ended March 31, 2012 was not significant.

Use of judgment and estimates

Key judgments and estimates used in the financial statements are summarized in the following table:

Judgments and estimates	Key assumptions
Fair value of assets and liabilities acquired through purchase price allocation	Pattern used to determine the fair value of assets and liabilities
Recoverability of client receivables	Assessment of clients’ credit default risk
Valuation of investments	Financial assets fair value Equity method companies fair value
Amortization and impairment of multi-client surveys	Expected margin rate for each category of surveys Expected useful life of multi-client surveys
Depreciation and amortization of tangible and intangible assets	Assets useful lives
Recoverable value of goodwill and intangible assets	Expected geophysical market trends Discount rate (WACC)
Post-employment benefits	Discount rate Participation rate to post employment benefit plans Inflation rate
Provisions for risks, claims and litigations	Assessment of risks considering court rulings and attorney’s positions
Revenue recognition	Contract completion rates Assessment of fair value of customer loyalty programs Assessment of fair value of contracts identifiable parts
Development costs	Assessment of future benefits of each project
Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

Change in estimate

The useful life of our “Sentinel” solid streamers was reassessed from 7 to 6 years. Accordingly, starting January 1, 2013, we calculated depreciation expenses over the revised useful life for the remaining periods. This change has been applied prospectively and does not affect previous years. The effect of this change for the three months ended March 31, 2013 is as follows:

-	Increase in depreciation expenses in the operating income of U.S.$3.3 million,

-	Decrease in the carrying amount of property, plant and equipment of U.S.$3.3 million

Operating revenues

Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable.

• Multi-client surveys

Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).

Pre-commitments — Generally, we obtain commitments from a limited number of customers before a seismic/geological project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We record payments that we receive during periods of mobilization as advance billing on the balance sheet in the line item “Advance billings to customers”.

Once production has started, we recognize pre-commitments as revenue as services are rendered, based on the physical progress of the project.

After sales — Generally, we grant a license entitling non-exclusive access to a complete and ready-for-use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. We provide a warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects, which the client may exercise during the thirty days from execution and access. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.

In case after sales agreements contain multiple deliverable elements, the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

After sales volume agreements — We enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data, if the corresponding revenue can be reliably estimated. We provide a warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects, which the client may exercise during the thirty days from execution and access. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.

• Exclusive surveys

In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and we recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project costs as far as they can reliably be assessed.

The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.

In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.

• Equipment sales

We recognize revenues on equipment sales upon delivery to the customer when risks and rewards are fully transferred. Any advance billings to customers are recorded in current liabilities.

• Software and hardware sales

We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.

If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.

If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a proportional performance basis over the contract period.

• Other geophysical/geological sales or services

Revenues from our other geophysical/geological sales or services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.

• Customer loyalty programs

We may grant award credits to our main clients. These award credits are contractually based on cumulative services provided during the calendar year and attributable to future services.

These credits are considered as a separate component of the initial sale and measured at their fair value by reference to the contractual rates and the forecasted cumulative revenues for the calendar year. These proceeds are recognized as revenue only when the obligation has been fulfilled.

Multi-client surveys

Multi-client surveys consist of seismic or geological surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing surveys are capitalized into the multi-client surveys (including transit costs when applicable). The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment at each balance sheet date at the relevant level (independent surveys or groups of surveys).

We amortize the multi-client surveys over the period during which the data is expected to be marketed using an amortization rate applied to recognized revenues.

Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, such estimates generally relying on the historical patterns.

Depending on the category of the survey, we generally use amortization rates from 50% to 83.3% corresponding to the ratio of total estimated costs over total estimated sales, unless specific indications lead to apply a different rate.

Starting from the data delivery date, a minimum straight-line depreciation scheme is applied over a five-year period for seismic surveys and a seven-year period for geological surveys, if total accumulated depreciation from the applicable amortization rate is below this minimum level.

Development costs

Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”. Expenditures on development activities, whereby research finding are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	we have sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.

The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.

Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.

We amortize capitalized developments costs over five years.

Research & development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.

NOTE 2— ACQUISITIONS AND DIVESTITURES

Acquisition of Fugro’s Geoscience Division

On January 31, 2013, we completed the acquisition of Fugro’s Geoscience Division, with the exception of the airborne activity and certain minor assets which will be contributed later, once all operating licenses and administrative authorizations have been obtained.

As of March 31, 2013, the purchase price has been preliminary allocated to the net assets acquired based upon their estimated fair values as follows:

(in millions of U.S.$)
Cash & cash equivalents	24
Current assets (liabilities), net	49
Other non-current assets, net	5
Intangible assets, net	151
Vessels and fixed assets, net	561
Financial debt	(5)
Non-current liabilities	(20)
Net book value of assets acquired	765
Fair Value Adjustments
Customer contracts (less than 1 year)	4
Tradenames (lives of 20 years)	9
Customer relationships (weighted-average life of 14 years)	56
Multi-client geological data library (maximum life of 7 years) (1)	34
Unfavorable time charter contract (remaining life of 4 years) (2)	(9)
Intangible and fixed assets (3)	(43)
Deferred taxes on fair value adjustments	(18)
Preliminary goodwill	716
Purchase price	1,514

(1)	The fair value of the Robertson’s geological data library was determined by using a relief from royalty approach.
(2)	The fair value of the unfavorable time charter contract corresponds to the difference in economic terms between the Fugro’s existing vessel charter conditions and its estimated market value at the date of the acquisition.

(3)	The fair values of two vessels and their related equipments and technologies used were determined by using comparable market data

Closing of the Seabed Joint-Venture with Fugro

The closing of the joint-venture Seabed Geosolutions BV between CGG and Fugro took place on February 16, 2013; and the net investment amounted to U.S.$217.0 million. We hold 40% of the share-capital of Seabed Geosolutions BV. This entity is accounted for under equity method since then.

The gain arising from our contribution (U.S.$398.0 million, including U.S.$9.0 million cash) to this entity was recorded in the line item Other revenues (expenses) net in our statement of operations for an amount of U.S.$84.5 million.

Sale of the Company’s shareholding interest in Spectrum ASA

On February 20, 2013, we sold all of the remaining shares we held in Spectrum ASA at NOK 47.50 per share. We recognized a $19.8 million gain recorded in the line item Other revenues (expenses) net in our consolidated statement of operations.

NOTE 3—ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC AREA

We previously reported our results on the basis of two operating segments: Geophysical Services and Geophysical Equipment. As a result of the acquisition of the Fugro’s Geoscience Division, we changed our organization, as well as the way management measures our performance. Since February 1, 2013, we are organized in three Divisions with the following operating segments:

•	Acquisition segment, which comprises:

—	Marine acquisition: seismic data acquisition offshore undertaken by us on behalf of a specific client;

—	Land and Airborne: other seismic data acquisition undertaken by us on behalf of a specific client;

•	Geology, Geophysics & Reservoir (“GGR”) segment which comprises:

—	Multi-clients, basin data and Data Management: seismic and geological data undertaken by us and licensed to a number of clients on a non-exclusive basis and data management services;

—	Imaging and Reservoir: processing and imaging of geophysical data and reservoir characterization;

•	Equipment segment, which we conduct through Sercel comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine.

We also changed our main performance indicator from operating income to earnings before interest and tax (“EBIT”). We define EBIT as operating income plus our share of income in companies accounted for under the equity method. EBIT is used by management as performance indicator because it captures the contribution to our results of the significant businesses that we manage through our joint-ventures.

Prior period segment disclosure has been restated to reflect the new segments.

Inter-company transactions between segments are made at arm’s length prices. They relate primarily to geophysical equipment sales made by the Equipment segment to the Acquisition segment and to services rendered by the Acquisition segment to the GGR segment for the multi-client seismic library.

These inter-segment revenues and the related earnings are eliminated in consolidation in the tables that follow under the column “Eliminations and other”.

The inter-segment sales and the related earnings recognized by the Equipment segment are eliminated and presented in the tables that follow as follows: (i) EBIT for our Acquisition segment is presented after elimination of amortization expense corresponding to capital expenditures between our Equipment segment and Acquisition segment; and (ii) capital expenditures for our Acquisition segment are presented after elimination of inter-segment margin.

EBIT may include non-recurring items, which are disclosed in the operating segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and other” in the tables that follow. The Group does not disclose financial expenses or financial revenues by operating segment because they are managed at the Group level.

Identifiable assets are those used in the operations of each operating segment. Unallocated and corporate assets consist primarily of financial assets, including cash and cash equivalents. Due to the constant changes in work locations, the group does not track its assets based on country of origin or ownership.

Capital employed is current and non-current assets less current and non-current liabilities that are used in the operations of each operating segment.

The following tables present operating revenues and EBIT by operating segment, and operating revenues by geographic area (by location of customers).

Analysis by operating segment

	Three months ended March 31,
	2013					2012 (restated)
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total
Revenues from unaffiliated customers	421.3	259.6	189.8	—	870.7	311.8	219.3	255.5	—	786.6
Inter-segment revenues	172.7	—	60.9	(233.6)	—	71.0	—	92.3	(163.3)	—
Operating revenues	594.0	259.6	250.7	(233.6)	870.7	382.8	219.3	347.8	(163.3)	786.6
Depreciation and amortization (excluding multi-client surveys)	(88.4)	(12.0)	(11.4)	—	(111.8)	(64.3)	(9.2)	(10.5)	—	(84.0)
Depreciation and amortization of multi-client surveys	—	(71.6)	—	—	(71.6)	—	(81.2)	—	—	(81.2)
Share of income in companies accounted for under equity method (1)	9.1	1.5	—	—	10.6	0.9	2.7	—	—	3.6
Earnings before interest and tax (2)	47.2	80.7	69.1	(34.6)	162.4	(39.3)	37.3	115.5	(56.1)	57.4
Capital expenditures (excluding multi-client surveys) (3)	57.0	11.2	6.7	1.2	76.1	114.7	7.3	5.2	(9.9)	117.3
Investments in multi-client surveys, net cash	—	127.2	—	—	127.2	—	75.5	—	—	75.5
Capital employed (4)	3.3	2.7	0.8	—	6.8	3.1	1.7	0.6	—	5.4
Total assets (4)	3.9	2.9	1.1	0.4	8.3	3.5	1.9	0.9	0.5	6.8

(1)	Operational results of companies accounted for under equity method were U.S.$11.6 million and U.S.$7.2 million for the three months ended March 31, 2013 and 2012, respectively.

(2)	GGR EBIT for the three months ended March 31, 2013 includes a gain of U.S.$19.8 million related to the sale of the Company’s shareholding interest in Spectrum ASA.

For the three months ended March 31, 2013, “eliminations and other” include general corporate expenses of U.S.$13.5 million, U.S.$(56.0) million of intra-group margin and U.S.$34.9 million non recurring items related to the acquisition of Fugro’s Geoscience Division: (i) gain of U.S.$84.5 million related to our contribution to our Seabed joint-venture with Fugro; (ii) restructuring costs of U.S.$31.1 million related to the acquired vessels from Fugro; and (iii) acquisition costs of U.S.$18.5 million.

For the three months ended March 31, 2012, general corporate expenses amounted to U.S.$14.0 million.

(3)	Capital expenditures include capitalized development costs of U.S.$10.8 million and U.S.$7.2 million for the three months ended March 31, 2013 and 2012, respectively.

(4)	Based on a preliminary Fugro purchase price allocation.

Analysis by geographic area

The following table sets forth our consolidated operating revenues by location of customers, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended March 31,
In millions of U.S.$, except percentages	2013		2012
North America	217.1	25%	195.5	25%
Central and South Americas	78.1	9%	129.3	16%
Europe, Africa and Middle East	378.8	43%	259.9	33%
Asia Pacific	196.7	23%	201.9	26%

Total	870.7	100%	786.6	100%

NOTE 4—SUBSEQUENT EVENTS

On April 16, 2013, CGG and Louis Dreyfus Armateurs Group (LDA) announced the creation of a ship management joint-venture, GeofieLD Ship Managements Services. Co-owned 50% by CGG and 50% by Louis Dreyfus Armateurs Group, the new joint-venture will provide maritime ship management services for five of CGG’s high-capacity 3D seismic vessels.

C G G

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Group organization

We previously reported our results on the basis of two operating segments: Geophysical Services and Geophysical Equipment. As a result of the acquisition of the Fugro’s Geoscience Division, we changed our organization, as well as the way management measures our performance. Since February 1, 2013, we are organized in three Divisions with the following operating segments:

•	Acquisition segment, which comprises:

—	Marine acquisition: seismic data acquisition offshore undertaken by us on behalf of a specific client;

—	Land and Airborne: other seismic data acquisition undertaken by us on behalf of a specific client;

•	Geology, Geophysics & Reservoir (“GGR”) segment which comprises:

—	Multi-clients, basin data and Data Management: seismic and geological data undertaken by us and licensed to a number of clients on a non-exclusive basis; and data management services;

—	Imaging and Reservoir: processing and imaging of geophysical data and reservoir characterization;

•	Equipment segment, which we conduct through Sercel, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine.

We also changed our main performance indicator from operating income to earnings before interest and tax (“EBIT”). We define EBIT as operating income plus our share of income in companies accounted for under the equity method. EBIT is used by management as performance indicator because it captures the contribution to our results of the significant businesses that we manage through our joint-ventures.

Prior period segment disclosure has been restated to reflect the new segments.

Factors Affecting Results of Operations

Geophysical market environment

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand.

The geophysical market has historically been extremely cyclical. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons. Exploration & Production companies have budgeted an overall high single-digit increase in exploration and production spending with a strong focus on international activity. This should continue to drive price increase in marine and overall volume growth in 2013.

See “Item 4: Information on the Company – Industry Conditions” of our annual report on Form 20-F for the year ended December 31, 2012 for a discussion of developments in the geophysical industry.

Acquisitions and divestitures

Acquisition of Fugro’s Geoscience Division

On January 31, 2013, we completed the acquisition of Fugro’s Geoscience Division, with the exception of the airborne activity and certain minor assets which will be contributed later, once all operating licenses and administrative authorizations have been obtained. The purchase price amounted to U.S.$1,514 million leading to a preliminary goodwill of U.S.$716 million.

Closing of the Seabed Joint-Venture with Fugro

The closing of the joint-venture Seabed Geosolutions BV between the CGG and Fugro took place on February 16, 2013. We hold 40% of the share-capital of Seabed Geosolutions BV. A U.S.$85 million gain arising from our contribution to this entity was recognized.

Sale of the Company’s shareholding interest in Spectrum ASA

On February 20, 2013, we sold all of our remaining shares we held in Spectrum ASA at NOK 47.50 per share. A U.S.$20 million gain was recognized.

Backlog

Our backlog as of April 1, 2013 was U.S.$1.4 billion. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

Three months ended March 31, 2013 compared to three months ended March 31, 2012

Operating revenues

The following table sets forth our operating revenues by division for each of the periods stated:

	Three months ended March 31,
In millions of U.S.$	2013	2012
Marine acquisition	449	245
Land (and Airborne) acquisition	145	138
Acquisition	594	383
Multi-client, basin data and Data Management	123	114
Imaging and Reservoir	137	105
GGR	260	219
Equipment	251	348
Eliminations and other	(234)	(163)

Total consolidated	871	787

Our consolidated operating revenues for the three months ended March 31, 2013 increased 11% to U.S.$871 million from U.S.$787 million for the comparable period of 2012, mainly as a result of the acquisition of the Fugro’s Geoscience division on January 31, 2013.

Acquisition

Operating revenues for our Acquisition segment, including intra-group sales, increased 55% to U.S.$594 million for the three months ended March 31, 2013 from U.S.$383 million for the comparable period of 2012, mainly due to a strong marine operational performance and a sustained winter campaign in Canada and Alaska.

Excluding intra-group sales, operating revenues increased 35% to U.S.$421 million for the three months ended March 31, 2013 from U.S.$312 million for the comparable period of 2012.

Marine acquisition

Operating revenues from our Marine acquisition business line for the three months ended March 31, 2013 increased 84% to U.S.$449 million from U.S.$245 million for the comparable period of 2012, mainly due to the integration of the Fugro’s fleet as of February 1, 2013, which is composed of 4 C-Class seismic vessels and 2 other seismic vessels Geo Barents and Geo Atlantic. The backlog of these vessels was dilutive and impacted the availability rate, which was 88% compared to 84% for the three months ended March 31, 2012. However, the production rate was high at 93% for the three months ended March 31, 2013 compared to 92% for the three months ended March 31, 2012. 36% of our fleet was dedicated to multi-client programs for the three months ended March 31, 2013 compared to 23% for the three months ended March 31, 2012.

Land (and Airborne) acquisition

Operating revenues from our other acquisition businesses, including intra-group sales, increased 5% to U.S.$145 million for the three months ended March 31, 2013, compared to U.S.$138 million for the three months ended March 31, 2012. The winter campaign in North America was not as strong as last year but remained sustained with seven crews working in Canada, four in the Lower 48 and two in Alaska. Our two crews in North Africa operated in difficult safety conditions this quarter.

Geology, Geophysics & Reservoir

Operating revenues from our GGR segment for the three months ended March 31, 2013 increased 18% to U.S.$260 million from U.S.$219 million for the comparable period of 2012 mainly due to a good performance in all businesses.

Multi-clients, basin data and Data Management

Multi-clients and basin data revenues increased 8% to U.S.$123 million for the three months ended March 31, 2013 from U.S.$114 million for the three months ended March 31, 2012.

Prefunding revenues were U.S.$61 million for the three months ended March 31, 2013 compared to U.S.$43 million for the three months ended March 31, 2012, mainly focused in the Gulf of Mexico with the continuation of our IBALT program, offshore Angola, Australia and the North Sea. The prefunding rate was 48% for the three months ended March 31, 2013 compared to 56% for the three months ended March 31, 2012.

Imaging & Reservoir

Operating revenues from our Imaging & Reservoir business line increased 29% to U.S.$137 million for the three months ended March 31, 2013 from U.S.$105 million for the comparable period of 2012 as a result of the record performance of our Imaging centers while geology and reservoir characterization businesses are operating in a buoyant market.

Equipment

Operating revenues for our Equipment segment, including intra-group sales, decreased 28% to U.S.$251 million for the three months ended March 31, 2013 from U.S.$348 million for the comparable period of 2012. The quarter ended March 31, 2012 was particularly strong due to the delivery of land equipments for a high channel count surveys in the Middle East. Marine equipment sales were at a good level, representing 54% of total revenue. Internal sales represented 24% of total revenue for the first quarter ended March 31, 2013.

Excluding intra-group sales, operating revenues for our Equipment segment decreased 26% to U.S.$190 million for the three months ended March 31, 2013 from U.S.$256 million for the comparable period of 2012.

Operating Expenses

Cost of operations, including depreciation and amortization, increased 4% to U.S.$675 million for the three months ended March 31, 2013 from U.S.$649 million for the comparable period of 2012, mainly due to the integration of the Fugro’s Geoscience division. The multi-client amortization expenses correspond to 64% of multi-client revenues for the three months ended March 31, 2013 compared to 71% for the comparable period of 2012. As a percentage of operating revenues, cost of operations decreased to 78% for the three months ended March 31, 2013 from 82% for the comparable period of 2012. Gross profit increased 41% to U.S.$196 million for the three months ended March 31, 2013 from U.S.$139 million for the comparable period of 2012, representing 23% and 18% of operating revenues, respectively.

Research and development expenditures increased 18% to U.S.$26 million for the three months ended March 31, 2013, from U.S.$22 million for the comparable period of 2012, representing 3% of operating revenues for both periods.

Marketing and selling expenses increased 27% to U.S.$28 million for the three months ended March 31, 2013 from U.S.$22 million for the comparable period of 2012.

General and administrative expenses increased 9% to U.S.$51 million for the three months ended March 31, 2013 from U.S.$47 million for the comparable period of 2012. As a percentage of operating revenues, general and administrative expenses represented 6% for both periods.

Other revenues amounted to U.S.$61 million for the three months ended March 31, 2013, mainly due to (i) a U.S.$20 million gain on the sale of our remaining 10% stake in Spectrum ASA, (ii) U.S.$85 million gain related to the contribution of shallow-water and OBC assets to our Seabed joint-venture with Fugro, (iii) U.S.$16 million of Fugro Geoscience division acquisition costs, (iv) U.S.$23 million of provisions for restructuring costs related to acquired vessels. Other revenues of U.S.$6 million for the three months ended March 31, 2012 were mainly related to the contribution of the seismic vessel Amadeus to our Vietnamese joint-venture.

Equity in Income of Affiliates

Income from investments accounted for under the equity method increased to U.S.$11 million for the three months ended March 31, 2013 from U.S.$4 million for the comparable period of 2012, mainly due to the contributions of Argas, our joint-venture in Saudi Arabia, and our Vietnamese joint-venture.

Earnings before interest and tax (“EBIT”)

EBIT, as disclosed in note 3 to our Consolidated Financial Statements, amounted to U.S.$162 million for the three months ended March 31, 2013 compared to U.S.$57 million for the three months ended March 31, 2012 as a result of the factors described above.

EBIT from our Acquisition segment were U.S.$47 million for the three months ended March 31, 2013 compared to a U.S.$39 million loss for the three months ended March 31, 2012.

EBIT from our GGR segment were U.S.$81 million for the three months ended March 31, 2013 compared to U.S.$37 million for the three months ended March 31, 2012.

EBIT from our Equipment segment were U.S.$69 million for three months ended March 31, 2013 from U.S.$116 million for the comparable period of 2012.

Financial Income and Expenses

Cost of net financial debt increased 20% to U.S.$46 million for the three months ended March 31, 2013 from U.S.$39 million for the comparable period of 2012 due to the convertible bond (“OCEANE”) issued in November 2012 and the vendor loan borrowed from Fugro.

Other financial expenses amounted to U.S.$5 million for the three months ended March 31, 2013 compared to U.S.$3 million loss for the three months ended March 31, 2012, mainly due to currency fluctuations.

Income Taxes

Income taxes increased to U.S.$32 million for the three months ended March 31, 2013 from U.S.$19 million for the comparable period of 2012 mainly due to the increase of our income. Before deferred taxes on currency translation, the effective tax rate was 25% for the three months ended March 31, 2013.

Net Income

Net income was U.S.$79 million for the three months ended March 31, 2013 compared to a U.S.$3 million loss for the comparable period of 2012 as a result of the factors discussed above.

Liquidity and Capital Resources

Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions.

We intend to fund ongoing operations and debt service requirements through cash generated by operations. Our ability to make scheduled payments of principal, or to pay the interest or additional amounts, if any, on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations and our near-to mid-term debt repayment schedule, we believe that cash flow from operations, available cash and cash equivalents, together with liquidity available under the U.S. revolving facility (U.S.$79 million) and the French revolving facility (U.S.$200 million) will be adequate to meet our liquidity needs for the next twelve months.

Cash Flows

Operations

Net cash provided by operating activities was U.S.$63 million for the three months ended March 31, 2013 compared to U.S.$193 million for the comparable period of 2012. Before changes in working capital, net cash provided by operating activities for the three months ended March 31, 2013 was U.S.$200 million compared to U.S.$159 million for the comparable period for 2012. Changes in working capital had a negative impact on cash from operating activities of U.S.$137 million in the three months ended March 31, 2013 compared to a positive impact of U.S.$33 million for the comparable period for 2012, mainly due to significant payments to suppliers.

Investing activities

Net cash used in investing activities was U.S.$1,108 million in the three months ended March 31, 2013 compared to U.S.$244 million for the three months ended March 31, 2012.

On January 31, 2013, based on a € 703 million gross payment, we paid a total consideration of U.S.$938 million (including U.S.$ 9 million cash contributed to our Seabed joint venture), net of U.S.$24 million of cash acquired, for Fugro’s Geoscience Division, with the exception of the airborne activity and certain minor assets which will be contributed later.

On January 17, 2012, Sercel acquired the assets of Geophysical Research Company, LLC with a net investment of U.S.$50 million.

During the three months ended March 31, 2013, our capital expenditures of U.S.$76 million were mainly related to marine equipment. During the three months ended March 31, 2012, our capital expenditures of U.S.$117 million were mainly related to the upgrade of the seismic vessel Oceanic Champion and the purchases of land equipments.

During the three months ended March 31, 2013, we invested U.S.$127 million in multi-client data, primarily offshore Angola and Brazil, and onshore U.S., compared to U.S.$76 for the three months ended March 31, 2012.

As of March 31, 2013, the net book value of our multi-client data library was U.S.$726 million compared to U.S$604 million as of December 31, 2012.

Financing activities

Net cash provided in financing activities during the three months ended March 31, 2013 was U.S.$21 million compared to net cash used of U.S.$21 million for the three months ended March 31, 2012.

During the three months ended March 31, 2013, we drew €85 million from our French revolving facility, out of which €30 million were repaid before the quarter end.

Net Financial debt

Net financial debt as of March 31, 2013 was U.S.$2,092 million compared to U.S.$785 million as of December 31, 2012. The ratio of net financial debt to equity was 46% as of March 31, 2013 compared to 17% or 36% before the impact of the financing of the Fugro transaction as of December 31, 2012.

“Gross financial debt” is defined as the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, and “net financial debt” is defined as gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of the financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of net debt to financing items of the balance sheet at March 31, 2013 and December 31, 2012:

In millions of U.S.$	March 31, 2013 (unaudited)	December 31, 2012
Bank overdrafts	4.2	4.2
Current portion of long-term debt	252.9	47.8
Financial debt	2,351.9	2,253.2

Gross financial debt	2,609.0	2,305.2
Less : cash and cash equivalents	(516.8)	(1,520.2)

Net financial debt	2,092.2	785.0

For a more detailed description of our financing activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2012.

EBIT and EBITDAS

EBIT for the three months ended March 31, 2013 was U.S.$162 million compared to U.S.$57 million for the comparable period of 2012, representing 19% and 7% of operating revenues, respectively.

We define EBIT as operating income plus our share of income in companies accounted for under the equity method.

The following table presents a reconciliation of EBIT to “operating income” for the periods indicated:

Unaudited In millions of U.S.$	Three months ended March 31,
	2013	2012
EBIT	162.4	57.4
Less share of income in companies accounted for under equity method	(10.6)	(3.6)

Operating income	151.8	53.8

EBITDAS for the three months ended March 31, 2013 was U.S.$313 million compared to U.S.$212 million for the comparable period of 2012, representing 36% and 27% of operating revenues, respectively.

We define EBITDAS as earnings before interest, tax, depreciation, amortization net of amortization costs capitalized to multi-client surveys, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our performance share allocation plans. EBITDAS is presented as additional information because we understand that it is a measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAS and related measures differently than we do. EBITDAS is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of EBITDAS to “net cash provided by operating activities”, from our cash-flow statement, for the periods indicated:

Unaudited In millions of U.S.$	Three months ended March 31,
	2013	2012
EBITDAS	313.2	212.0
Other financial income (expense)	(5.0)	(3.3)
Variance on provisions	19.1	1.2
Net gain on disposal of fixed assets	(99.7)	(5.5)
Dividends received from affiliates	—	—
Other non-cash items	5.5	1.8
Income taxes paid	(33.2)	(47.0)
Change in trade accounts receivables	16.9	43.2
Change in inventories	(15.2)	1.9
Change in other current assets	(1.1)	(58.0)
Change in trade accounts payables	(89.5)	60.4
Change in other current liabilities	(51.1)	(28.4)
Impact of changes in exchange rate	2.9	14.2

Net cash provided by operating activities	62.8	192.5

Contractual obligations

The following table sets forth our future cash obligations as of March 31, 2013:

	Payments Due by Period
Unaudited In millions of U.S.$	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
Financial debt	195.4	543.7	784.0	1,072.7	2,595.8
Finance lease obligations (not discounted)	20.0	28.9	28.7	53.4	131.0
Operating leases (a)	266.7	389.9	317.0	322.7	1,296.3
- Bareboat agreements	196.3	294.8	241.9	240.9	973.9
- Other operating lease agreement	70.4	95.1	75.1	81.8	322.4
Other long-term obligations (interests)	131.3	248.8	160.2	153.6	693.9

Total contractual cash obligations (b)	613.4	1,211.3	1,289.9	1,602.4	4,717.0

(a)	Includes the five-year marine charter agreement signed with Bourbon for six new support vessels.
(b)	Payments in foreign currencies are converted into U.S dollars at March 31, 2013 exchange rates.

Reconciliation of EBITDAS to U.S. GAAP

Summary of differences between IFRS and u.s. gaap with respect to EBITDAS

The principal differences between IFRS and U.S. GAAP as they relate to our EBITDAS relate to the treatment of pension plans and development costs.

Pension plan

Pursuant to an exemption provided by IFRS 1 “First-time adoption of IFRS”, we have elected to record unrecognized actuarial gains and losses as of January 1, 2004 to retained earnings. Under U.S. GAAP, this exemption is not applicable, which generates a difference resulting from the amortization of actuarial gains and losses recognized in statement of income.

Under IFRS, in accordance with IAS 19 – Revised, actuarial gains or losses are recognized in the statement of recognized income and expense (SORIE) attributable to shareholders.

Under U.S. GAAP, we apply Statement 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective for fiscal years ending after December 15, 2006.

Gains or losses are amortized over the remaining service period of employees expected to receive benefits under the plan, and therefore recognized in the income statement.

Development costs

Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	the Group has sufficient resources to complete development, and

•	The intangible asset is likely to generate future economic benefits.

Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.

Unaudited	Three months ended March 31,
In millions of U.S.$	2013	2012
EBITDAS as reported	313.2	212.0
Actuarial gains (losses) on pension plan	—	—
Cancellation of IFRS capitalization of development costs	(10.8)	(7.2)

EBITDAS according to U.S. GAAP	302.4	204.8

Item 3:	CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGGVERITAS’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-166250 AND NO. 333-158684) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Stéphane-Paul Frydman
Compagnie Générale de Géophysique Veritas (Registrant)

/s/ Stéphane-Paul Frydman
Stéphane-Paul Frydman Chief Financial Officer

Date: May 3, 2013